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                                October 24, 2000


VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: MD2patient, Inc. Registration Statement on Form S-1 (Reg. No. 333-91619)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, MD2patient, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

         In light of current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the offering and, in accordance with the terms of the offering, the Company will return the payments for shares currently held in escrow.

         The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

         If you have questions or comments about the foregoing, please call me at (615) 383-8400 or J. Mark Ray of Alston & Bird LLP at (404) 881-7739.

                                   Sincerely,

                                   /s/ James G. Petway, Jr.

                                   James G. Petway, Jr.


cc:  J. Mark Ray, Esq.